EXHIBIT 2

Set forth below is the email proposal from Mr. Sillerman to the board of directors of Viggle Inc. on March 19, 2015:

Please consider this as an offer from me or my affiliates to purchase 25% of The WetPaint business, as defined as everything related to conducting the business of WetPaint as it currently operates, for $10MM in cash. The offer is subject to receipt of all necessary approvals of the Viggle Board and any Special Committee formed for the purpose of evaluating my offer, and execution of a mutually agreeable stock purchase agreement. As part of the transaction I would also receive an option to acquire within 24 months the remaining 75% of WetPaint for $40MM, payable by a minimum of $20MM in cash and the balance by the issuance of a 5 year note bearing interest at 6% per annum.

I am prepared to move quickly on this, which should be attractive to the Viggle Board and its’ shareholders.

Please consider this as a serious offer that although subject to certain customary conditions, is something that I believe is in every parties best interest.

Thank You,

Robert F.X. Sillerman